

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2023

Ran Daniel
Chief Financial Officer
Nano-X Imaging Ltd.
Communication Center
Neve Ilan , Israel 9085000

      Re: Nano-X Imaging Ltd.
          Form 20-F for Fiscal Year Ended December 31, 2021
          Filed May 2, 2022
          File No. 001-39461

Dear Ran Daniel:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               Division of Corporation Finance
               Office of Industrial Applications and Services